336 West 37th Street

New York, NY 10018

August	, 2007

DRAFT

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Re:	Ckrush, Inc. Form 10-KSB for the year ended December 31, 2006 Filed April 5, 2007 File No. 0-25563

Dear Mr. Humphrey:

This letter responds to your letter dated July 30, 2007. Paragraph numbers correspond to those in the July 30, 2007 letter and as per my conversation with Ms. Beverly A. Singleton, this letter is being presented in a draft format so that, if necessary, we may further discuss with the Staff our responses. We particularly note that our responses to Nos. 4 and 11 may require additional discussion and we would appreciate the Staff’s further views.

FORM 10-KSB (Fiscal Year Ended December 31. 2006)

Management’s Discussion and Analysis, page 17

Year Ended December 31, 2006 versus Year Ended December 31. 2005, page 19

1.

Reference is made to your table of segment operating results. In future filings please ensure that amounts in the table agree with those disclosed in the Segment Data at Note 14 to the audited financial statements. In this regard, we note the 2006 amounts shown for “cost of revenues and other” and “segment profit/(loss)” for the Media segment do not agree with amounts shown in Note 14. Further, it appears the table in Note 14 has certain computational discrepancies in arriving at totals. Please recheck the individual and total amounts in this note and ensure consistency also with amounts shown in the statement of operations and MD&A, as appropriate.

David R. Humphrey	August , 2007

The amounts for the following captions disclosed in Note 14 related to the Media segment for 2006 are incorrect and the correct amounts are:

Cost of revenues	$3,130,130
Minority interest	(843,313)
Total expenses	3,211,127
Segment (loss)	$1,564,849

The table and related amounts disclosed in Management’s Discussion and Analysis as filed are correct. The Company will use the correct amounts in future filings.

2.

Please expand your narrative to more clearly explain the reasons for significant variances in line items and relationships in the income statement. For example, explain why the theatrical release of “Beer League” would cause both a significant increase in revenues and in segment operating loss in fiscal 2006. Indicate whether this relationship is expected to continue. This comment applies to the discussions in your interim filings as well.

The increase in revenues was principally related to the delivery to our domestic distributor of “Artie Lange’s Beer League” which was the first feature film released by the Company principally through a domestic distribution agreement in which the Company received a minimum guarantee. In the prior year, the Company’s releases through “pay-per-view” distribution were minor projects which had little commercial acceptance. The increased segment loss was principally the result of the write-off of all costs related to the production of this film based upon the individual-film-forecast method for amortization of production costs. In addition, the Company also recognized that a film project which at the time was scheduled for release in 2007 required an impairment reserve that was also charged to the segment since the Company’s anticipated revenues for this release would also not allow the Company to recover the full cost of the project.

As appropriate, we will make similar disclosures related to this segment in future interim periods beginning with the Company’s quarterly report on Form 10-QSB for the quarter ended June 30, 2007. However, since the Company, in 2006, recognized an impairment reserve related to the film released in the first quarter of 2007 and no other releases are scheduled for 2007, the Company does not anticipate significant operating margin for the segment. In addition, the revenues and the costs related to this project are both less than the comparative amounts for the film released in 2006.

3.

Revise to explain the nature of and reasons for the individually significant components of other income and expenses. At a minimum, this would include each of the two gains and the line item titled “minority interest.”

For the year ended December 31, 2006 other income included the following:

a)	On November 1, 2005, the Company entered into an agreement with Livingston Investments, LLC (“Livingston”) and the Mackin Charitable Remainder Trust (the

David R. Humphrey	August , 2007

‘‘Mackin Trust’’) to settle certain obligations aggregating $1,676,000, including accrued interest, as well as sums due and/or payable in the future by the Company to Livingston ($1,562,000 based upon the present value of the obligation) pursuant to a certain ten year consulting agreement. Pursuant to the agreement, the Company paid $400,000 in cash in installments, of which $143,000 was paid in November 2005 and the balance was paid in April 2006; ten (10) year warrants to purchase an aggregate of 7,500,000 shares, exercisable at $.10 per share, 1,500,000 of which began to vest on an annual basis in 2006; and 800,000 shares of common stock. Livingston and the Mackin Trust as a part of the settlement also agreed to pay the Company an amount equal to the proceeds from the sale, if any, by another affiliate of Livingston of 66,658 shares of the capital stock in M.P.I. Media Partners International BV, a Netherlands company engaged in television rights management as well as sponsorship and advertising rights management.. As noted in FASB 15 Paragraph 18, a debtor shall not recognize a gain on a restructured payable involving indeterminate future cash payments as long as the maximum total future cash payments may exceed the carrying amount of the payable. Amounts designated either as interest or as face amount by the new terms may be payable contingent on a specified event or circumstance. To determine whether the debtor shall recognize a gain according to the provisions of paragraphs 16 and 17, those contingent amounts shall be included in the “total future cash payments specified by the new terms” to the extent necessary to prevent recognizing a gain at the time of restructuring that may be offset by future interest expense. Thus, the debtor shall apply FASB Statement No. 5, Par. 17 “Accounting for Contingencies,” in which probability of occurrence of a gain contingency is not a factor, and shall assume that contingent future payments will have to be paid. As a result of making the final payment in April 2006, the Company recognized a gain (included in the “gain from transactions with related parties”) of $1.5 million in the accompanying consolidated statement of operations for the year ended December 31, 2006.

b)

The Company recorded a gain from the reduction in obligations of $1.3 million in 2006. As noted in FASB 140 paragraph 16, a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The obligations principally related to activities of the Company’s predecessors and in the opinion of Company’s counsel as a result of the passage of time cannot be legally enforced against the Company.

c)	In April 2006, the Company entered into 3 agreements with Cedric Kushner, the Company’s former President which provided, among other matters, the following:

David R. Humphrey	August , 2007

•

Repayment terms for certain of the Company’s indebtedness owed to Kushner amounting to $263,000 were modified to provide for interest at 5%, quarterly payments of $10,000, plus amounts equivalent to a pro rata portion of amounts paid to certain other Company’s creditors, plus 50% of net revenue up to $100,000 from a promotional agreement, with the unpaid balance due December 31, 2008;

•

The Company indemnified Kushner for any liability resulting from his service as a director or officer, subject to the limitations of the Delaware corporate statute, and for any Company obligations that he guaranteed personally;

•	The Company subleased its headquarters to an entity owned by Kushner, at the same rent payable by Company to the landlord;
•	The Company transferred its rights to its library of boxing videos to Kushner for $250,000; and
•

Kushner will consult with the Company with respect to the promotion of David Tua, a boxer, in exchange for 50% of the net proceeds earned from the Tua exclusive promotion agreement, after first repaying $400,000 owed to investors.

In October 2006, the Company and Kushner entered into an agreement which amended the April 2006 agreement as follows:

•	Kushner released the Company from all indebtedness owed to him;
•

Kushner expanded his role as consultant with regard to David Tua while still coordinating the day to day promotion of David Tua under the direction of the Company. In this connection, Kushner assumed the liability for all expenses incurred in connection with the promotion of Tua and received an assignment of the proceeds otherwise payable to the Company. The Company is entitled to certain payments if Tua wins certain titles; and

•	The Company is to settle or defend against the claims by two of the participants in the Tua exclusive promotional agreement.

As a result of the amended settlement the Company recorded a gain of $529,000 (included in the “gain from transactions with related parties”) as result of the release of indebtedness to Kushner as well as relief from the obligations to two of the participants in the Tua arrangement who were not guaranteed a recoupment.

d)

In 2005 and 2006, the Company sold revenue participation rights (“RPRs”) in film projects through a private placement offering by two of the Company’s subsidiaries. These RPRs were issued in the form of Class B Non-Voting Members Equity in the entities created to develop these projects. To the extent of available cash flow from the sales and license revenues from the projects, the RPRs entitled the investors to a return of 100% of their respective purchase price plus a 20% preferred return. The Company recorded the original proceeds for the sale of the RPRs as a liability for minority interests. The Company reduced this liability as of December 31, 2006 based upon management’s estimate of the future cash flow from the feature films and recorded this reduction net of an increase in the liability for amounts guaranteed by

David R. Humphrey	August , 2007

the Company as a minority interest credit of $843,313. This credit was included in the Entertainment segment’s operating results.

In accordance with the Staff’s comments, the Company in future filings will revise to explain the nature of and reasons for the individually significant components of other income and expenses including the matters above beginning with the Company’s quarterly report on Form 10-QSB for the quarter ended on June 30, 2007.

Liquidity and Capital Resources, page 20

4.

In future filings, disclose whether you have obtained any commitments from officer, directors or shareholders to provide you with loans or advances to fund your operations or for debt repayment. Also, in the third paragraph on page 21, please clarify that your external auditors issued their audit opinion that raises substantial doubt about your ability to continue as a going concern.

The Company has not received commitments from officers, directors or shareholders to provide the Company with loans or advances to fund operations or for debt repayment. In future filings, if such commitments are obtained from the above we will disclose these new arrangements.

The Company has not been able to find in the SEC Rules and Regulations a requirement to make mention that the auditors’ opinion states that there is substantial doubt about the Company’s ability to continue as a going concern when discussing Liquidity and Capital Resources. However, if the Staff is correct, the Company will appropriately disclose that the auditor’s opinion contains this language.

Financial Statements

Note 4. Film Costs and Minority Interests, page F-12

5.

Refer to the discussion joint venture operating agreement entered into on June 27, 2005. Tell us your basis for accounting for this joint venture in your financial statements, if other than on an equity method basis. Please cite the applicable accounting literature you are following. If your accounting changed as a result of subsequent changes in contractual arrangements, please discuss these changes as well. Also, as it appears that you may be consolidating this joint venture, further explain to us in detail why you have not recognized the minority interest in losses in your statement of operations for December 31, 2006. Also tell us the ownership percentage you have in this joint venture. Your financial statement footnote should include similar disclosures.

The Company entered into a joint venture in 2005 to develop film and television projects. The Joint Venture partners have equal equity interests; however, the Company’s allocation of joint venture income was dependent on the status of the Company’s recoupment of its required capital contributions. The joint venture had no significant revenues and was funded principally by the Company, except for capital contributions of options to certain film projects obtained by the other joint venture partner. In accordance

David R. Humphrey	August , 2007

with the Joint Venture Operating Agreement, until the Company was repaid its contributions, the Company also had the right to prevail in major decisions, as defined. Accordingly, we evaluated the joint venture in accordance with FIN 46(R) and deemed the Company to be the primary beneficiary and consolidated the entity. As disclosed in Note 4, during 2006, the Company and the joint venture partner entered into negotiations in order to adjust the capital contribution requirement and net income allocations, among other matters. The Company did not resolve the issue with the joint venture partner and as a result, the Company did not recognize the minority interest in the joint venture loss in the Company’s 2006 operating results. In May 2007, the Company gave its required 30 day notice that it intended to withdraw from the Joint Venture. Accordingly, the Company recorded a loss of $20,000 for impairment of the remaining asset value related to the Joint Venture in the Company’s consolidated results of operation for the three months ended June 30, 2007

6.

Describe, in detail, your method of accounting for the RPRs and the minority ownership interests sold to finance “LiveMansion: The Movie.” Illustrate your explanation by providing the related accounting entries you record, including those for payments of preferred returns and interest in residual cash flows. Tell us when these payments are computed, reported and paid. Cite your basis in GAAP for the accounting you apply. Provide us with a schedule of activity in the minority interests balance for fiscal 2006. On an ongoing basis, please provide similar disclosures in your summary of significant accounting policies and in the “Minority Interests” footnotes.

The Company develops and produces films by the sale of revenue participation rights (“RPR’s). The RPR’s are structured as Class B, non-voting membership interests in limited liability companies that are subsidiaries of the Company which provide the investors with rights to receive from the film’s cash flow a return of their investment and a preferred return. The sales of the RPR’s were initially recorded as minority interests in the Company’s consolidated financial statements.

In accordance with the Staff’s request, the following illustrates the entries the Company uses for accounting for RPR’s:

a)	Entry for sale of RPR’s:
Dr. Cash	x,xxx,xxx
Cr. Minority interest	xxx,xxx
b)	Entry for cash distribution (based upon cash receipts related to film projects – allocated to each investor based upon number of units held)
Dr. Minority interest	x,xxx,xxx
Cr. Cash	xxx,xxx
Note: all proceeds from the distribution of films are sent to an escrow agent and the escrow agent pays the investor.
c)	Entry for cash distribution representing a preferred return (based upon cash receipts related to film project exceeding the original investment)
Dr. Participation Expense	x,xxx,xxx
Cr. Cash	xxx,xxx

David R. Humphrey	August , 2007

A summary of the activity for the sale of minority interests for the LiveMansion: the Movie project during 2006 is as follows:

Opening balance – January 1, 2006	$ —
Add: sales of RPTs, net of fees	1,009,000
Ending balance – December 31, 2006	$1,009,000

While the Company has begun significant exploitation activities related to this project including contests on the Company’s website to select the cast and the director, the film project itself has not begun, and, accordingly these costs have not been used to reduce the minority interest.

The Company disclosed the accounting policies related to these activities in its “summary of significant accounting policies” and disclosures included in the note related to film costs and minority interests were intended to give detailed information for the significant events related to this project. The Company will endeavor to improve its explanations in future filings in accordance with the Staff’s request.

7.

Please explain when and how the preferred return on the guaranteed $2.7 RPR investment is recorded. We particularly note that, as of December 31, 2006, management considers it unlikely that the investor will be paid from the films’ cash flow.

As noted in the Company’s response to No. 6, RPR transactions are originally recorded as a liability (“minority interest”). In 2006, the Company adjusted this liability as it related to the investments in two film projects (principally a reduction) to reflect the Company’s expectation that there will not be sufficient cash flow from the projects to repay the obligation. The entry to reduce the Company’s minority interest liability which resulted in minority interest income in the consolidated statement of operations in 2006 of $833,313 was net of expense to record the guaranteed portion of the preferred return. This entry was recorded in connection with the Company’s evaluation of the recoverability of the investment in the film costs at year end 2006.

8.

Please expand your disclosures to fully comply with the disclosure requirements set forth in paragraphs 51 - 58 of SOP 00-2, as applicable. If significant changes occur in subsequent quarters, please update the related disclosures in your Form 10-QSB.

SOP 00-2 includes the following disclosure requirements:

•	The amount of accrued participation liabilities that an entity expects to pay during the upcoming operating cycle should be disclosed.
•

Cash flows for film costs, participation costs, exploitation costs, and manufacturing costs should be disclosed by the entity in the operating activities section of the cash flow statement. The amortization of film costs in the reconciliation of net income to net cash flow from operating activities should also be shown.

David R. Humphrey	August , 2007

•	The method of accounting for revenue, film costs, participation costs, and exploitation costs should be disclosed.
•

The entity should disclose the effect that a change in estimate affecting future periods will have on net income, income before extraordinary items, and related per-share current fiscal period measurements.

•

The entity should show events occurring subsequent to the date of the balance sheet that do not require an adjustment to the financial statements but do require disclosure to keep the financial statements from being misleading.

The Company has complied with the above disclosure requirements except as to the impact of a change in estimate on future periods and management’s expectations of amounts required to be paid during the upcoming operating cycle. The Company will address these matters in future filings

Note 5. Accounts Payable and Accrued Expenses, page F-14

9.

Provide a narrative description as to the nature of the accrual of “dividends payable-” We note under Item 5 of the Form 10-KSB, you disclose that you have not paid dividends on your common stock outstanding in the past. In this regard, explain how the accrual arose and the payment terms.

The dividend payable relates to a cumulative dividend requirement related to preferred stock of the Company’s predecessor. Subsequent to the reverse merger, the Company, at the request of the holder and, in accordance with the provisions related to the preferred’s issuance, converted the preferred into common. Management is currently working with counsel to determine the legality of the payable for the unpaid dividend and the appropriate course of action.

Note 6. Accrued Litigation and Judgments Payable, page F-14

10.

Refer to the first seven litigation matters discussed in Note 6 (beginning with Designscape and ending with J.P. Morgan Chase & Company). To facilitate our understanding of your obligations and accruals, please tell us when and how you measured and recorded the accrual for each such matter. Also quantify each remaining balance at December 31, 2006 and explain the activity in each of the accrual balances through that date.

The following is a roll forward of the activity related to the litigation matters discussed in Note 6:

David R. Humphrey	August , 2007

	Balance -	Additions		Deductions		Balance -
Matter	Beg of year	Explanation	Amount	Explanation	Amount	Beg of year

Designscape	$—	To accrue settlement and accrued interest	$306,525	Installment payment	$50,000	$256,525

Layfield	170,086	Settlement	30,914	Installment payments	81,000	120,000

Mosley	565,000					565,000

First Equity	—	Management estimate
		of cost to settle	50,000			50,000
National Sports Partners	174,262					174,262

Golden Gloves	579,000					579,000

Each of the above matters resulted from litigation or disputes which originated in prior years under previous management. The opening balances principally represent the unpaid amounts related to settlements or judgments. The additions in 2006 relate to settlement activity principally related to the Designscape matter that current management initiated and required accrual of interest on unpaid amounts if required by the judgment. The reductions represent payments made during the period. In prior years, the Company had not accrued any obligations related to the Designscape matter because, in the opinion of management, the Company had adequate defenses and a significant counter-claim. In 2006 the Company decided to settle this amount rather than pursue its defenses because the Company lacked adequate documentation to support a significant portion of its counterclaim and based upon Counsel’s advice.

Note 8. Settlement with Related Party, page F-17

and

Note 9. Transactions with Former President, Dave F-18

11.

Supplementally provide us your detailed calculations as to the computation of each of the gains recorded in these settlement transactions in the amount of $1.5 million and $529,000, as shown in the aggregate of $2.0 million in the statement of operation line item “Gain on settlements with related parties.” In addition, please tell us why you have not classified these settlement gains as capital transactions given they may be with officers/directors and/or significant shareholders. We refer you to footnote 1of APB No. 26. Tell us the ownership interests these related parties held in the Company at the time of settlement.

David R. Humphrey	August , 2007

The gain on the settlement with Livingston, et al was calculated as follows:

Amounts due on November 1, 2005 consisting of:
Present value of consulting arrangement, including interest	$1.562.000
Notes payable, including accrued interest	1,676,000
Total due	3,238,000
Settlement proceeds consisted of:
Cash (paid in 2 installments)	(400,000)

Common stock (800,000 shares) and warrants to purchase 7.5 million shares of common stock at $.10 per share fair valued at the date of the settlement	(1,360,000)
Gain on transaction	$1,478,000

The gain on the settlement with our former President was calculated as follows:
Amounts due to the former President for wages and other
Indebtedness forgiven	$329,000
Liability assumed by the former President	200,000
Gain on transaction	$529,000

The Company classified these transactions as gains and not as capital transactions since the related parities had no control privileges at the time of the transactions. Livingston et al’s ownership in Ckrush prior to the transaction was less than 5% and the transaction with the former President, in April 2006, was several months after his resignation as an officer. (While his sale of almost his entire interest in the Company occurred contemporaneously with this transaction, the sale was to non-affiliates of the Company and the negotiations had begun much earlier.)

Controls and Procedures. page 23

12.

In future filings, please specifically disclose whether or not your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective. We note you instead indicate that they “. . .may not be sufficient-,”
sufficient-,” as disclosed in the second to the last paragraph under this heading. This language is confusing. Either you have concluded that they are effective or you have not. This comment is also applicable to Item 3 of your March 31, 2007 Quarterly Report on Form 10-QSB.

The Company has included in our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 the following which in our opinion describes the adequacy of our system of internal accounting controls and financial reporting processes and the compensating actions taken:

As a result of our settlement with the SEC in a prior year, we retained the services of an independent consultant to analyze our system of internal accounting controls and accounting and financial reporting processes and oversee the implementation of improved processes in these areas. As a result of the consultant’s services, we completed a comprehensive evaluation and testing of our internal controls over financial reporting which resulted in a set of documented disclosure controls and procedures, including our internal controls and procedures for financial reporting.

David R. Humphrey	August , 2007

However, management recognized that improvements are still necessary in the following areas:

•

Maintaining sufficient personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles (GAAP) commensurate with our financial reporting requirements;

•	Maintaining adequate segregation of duties in key functions

Management has initially responded to the deficiencies in our disclosure controls by performing additional accounting, financial analysis, and managerial review procedures in order to ensure that the financial information contained in our Quarterly Report on Form 10-QSB was reliable. Detailed validation work was performed by our personnel with respect to all of our balance sheet account balances in order to verify the financial information and to substantiate the disclosures contained in our Quarterly Report on Form 10-QSB. Additional analysis was also performed on income statement amounts and compared to prior year amounts for reasonableness

FORM 10-QSB (Quarter Ended March 31. 2007)

General

13.	In addition to the above applicable comments on the December 31, 2006 Form 10-KSB, please reflect the following comments in future filings on Form 10-QSB.

The Company will properly reflect the Staff’s comments in future filings beginning with the Company’s report on Form 10-QSB for the quarter ended June 30, 2007.

14.

If websites and customer-related intangible assets are separately identifiable, please separately quantify each intangible asset. If not separately identifiable, please so state. Further, separately disclose on the face of the balance sheet the amount of goodwill apart from intangible assets. See paragraph 43 of SFAS No. 142.

In the course of evaluating the intangibles acquired as part of the Trisoft and AudioStreet Acquisition, the Company was not able to separately identify the websites and the customer-related intangibles acquired.

The Company will comply with paragraph 43 of SFAS No. 142 and separately disclose on the face of the balance sheet the amount of goodwill apart from intangible assets in future filings beginning with the Company’s quarterly report on Form-10QSB for the quarter ended June 30, 2007.

David R. Humphrey	August , 2007

Note 5. Film Costs and Minority Interests. Page 10

15.

Supplementally explain to us the reasons for the decrease in this balance sheet line item from December 31, 2006. Your response should also include a reconciliation of the beginning and ending balance for the quarter ended March 31, 2007.

The balance sheet line item – Film Costs decreased by $669,000 from December 31, 2006 to March 31, 2007 as a result of amortization of the capitalized costs related to the film released during this period using the individual-film forecast method, in which the capitalized costs are charged to cost of sales in proportion to current revenue to management’s estimate of total revenue.

The reduction of $570,000 in the balance sheet line item - Minority Interest (liability) during the same period was the result of cash payments to the investors. No other adjustments were required as of March 31, 2007, as the Company booked an impairment reserve as of December 31,2006 which impacted both balance sheet lines based upon management’s estimates of the results of the release in the period ended December 31, 2006 as well as the anticipated 2007 release.

Note 9. Stockholders’ Deficiency, page 14

16.

We note your stockholders’ approved a reverse stock split of your common shares on January 25, 2007. Please disclose the reverse stock split ratio of the common shares. Also provide retroactive treatment of this reverse stock split in your financial statements and notes or disclose the effective date of the reverse split, if subsequent to the most recent balance sheet presented.

While the stockholders have approved the concept of reverse stock split, the Board is required to make the final determination of the ratio and the effective date. As of the date of this response, the Board of Directors has taken no further action on this matter. However, once the action is taken the Company will present the impact of the split during the quarter, if occurring subsequent to the quarter but prior to the release of the quarter’s financial statements, by retroactive adjustment and discloser of such transaction..

FORM 8-K/A - Filed April 23, 2007

17.

Reference is made to the independent auditors’ report of Rosenberg Rich Baker Berman And Company included at Exhibit 99.1. Please revise the first sentence of the scope paragraph to indicate that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than auditing standards generally accepted in the United States of America. See Auditing Standard No. 1 issued by the PCAOB, which is effective for audit reports issued or reissued on or after May 24, 2004. An amendment to the Form 8-K/A should be filed as soon as practicable.

In June 2005, the Joint Meeting of the Center for Public Company audit Firms SEC Regulations Committee and the SEC Staff issued a clarification of the PCAOB registration requirements and reports to which Standard No. 1 applies.

David R. Humphrey	August , 2007

The release states that “The discussion in Section II.C. of Release 34-49528 indicates that the Standard applies to audits of issuers. It states (underlining added) “the PCAOB has adopted...PCAOB Rule 3100, which requires registered public accounting firms to comply with all applicable auditing and related professional practice standards of the PCAOB in connection with the preparation and issuance of audit reports on the financial statements of issuers. Accordingly, audit reports on the financial statements of issuers must now comply with- and under Auditing Standard No. 1 auditors must state that they performed the audit in accordance with – the standards of the PCAOB.”

In the schedule of the “general guidelines for entities for which audit report on the financial statements is included in document filed with SEC” which follows the discussion the guideline for statements for non-issuer entity whose financial statements are filed to satisfy S-X Rule 3-05 or 3-14 the auditor’s report on financial statements does not have to be issued by a public accounting firm registered with the PCAOB nor does the auditor’s report need to refer to PCAOB’s standards.

Accordingly, the Company believes that the independent auditors’ report of Rosenberg Rich Baker Berman and Company included does not have to be revised.

If any of the foregoing requires further clarification, or expanded answers, please contact me directly. I am available for both telephonic and written responses, and, as need be, will have our auditors at Rosenberg, Rich, Baker, Berman & Company participate in any telephone conversation.

Thank you for your consideration.

Very truly yours,

/s/ Jan E. Chason
Jan E. Chason Executive Vice President and Chief Financial Officer

cc:	B. A. Singleton
M. E. Reich
R. Felton
R. Quick